Contact

www.linkedin.com/in/cody-morris-5a00b8269 (LinkedIn)

## Top Skills

Recipe Development
Recipe Testing
Procurement

# Cody Morris

Consultant / Director of Ops
Ramona, California, United States

## Summary

I've worked in the beer industry for about 10 years now. I started working in a packaging role and moved my way to lead brewer, head brewer, operations manager and currently a director of operations where I opened our brewery with a few other partners. I've also worked in a sales role for multiple breweries.

As a consultant, I've developed recipes for a multitude of brands including: Ashland Hard Seltzer, Wings and Arrow Beer, Shoots FishxBeer, Mucho Aloha Hard Lemonade, Voyage Hard Tea, Preston's NA Ginger Beer, as well as the companies I've worked for including Twisted Manzanita, Mission Brewery, and New Motion/Embolden.

At New Motion/Embolden - I've helped develop our business from a startup in late 2020 to roughly one million dollars in sales in 2022. We have an annual production capacity of roughly 4,500 barrels and I oversee the beverage program that hit over 3,000 barrels of production in less than 2 years. I'm also in charge of preventive maintenance on almost every asset in the brewery from canning line, glycol chiller, cold box, boiler, to brewhouse.

At Mission Brewery - I was the head brewer while we did roughly 22,000 barrels of production in 2017.

## Experience

### Harland Beer
Director of Brewing Operations
August 2023 - Present (1 year 7 months)
San Diego, California, United States

### Step Into Liquid Consulting
Founder
March 2023 - Present (2 years)

San Diego, California, United States

Consultant for breweries looking to start new beverage programs including beer, hard seltzer, hard tea, hard kombucha

### New Motion Beverages and Embolden Beer Company
Director of Operations
September 2020 - August 2023 (3 years)

### Mission Brewery
Operations Manager/Head Brewer
April 2015 - September 2020 (5 years 6 months)
San Diego County, California, United States

Head Brewer and Operations Manager

### BARREL HARBOR BREWING COMPANY LLC
Sales Representative
April 2016 - October 2016 (7 months)

### Monkey Paw Pub & Brewery
Sales Representative
March 2014 - March 2016 (2 years 1 month)

### TWISTED MANZANITA ALES COMPANY
Brewer
April 2014 - March 2015 (1 year)

## Education

### San Diego State University
Bachelors, Environmental Studies · (August 2004 - May 2009)